Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest charges	$131,197	$118,243	$101,318	$84,356	$83,251	$82,395
Interest applicable to rentals	9,197	3,767	2,204	2,309	2,074	2,185

Total fixed charges, as defined	140,394	122,010	103,522	86,665	85,325	84,580

Preferred dividends, as defined (a)	1,151	1,306	1,006	1,341	1,341	1,341

Combined fixed charges and preferred dividends, as defined	$141,545	$123,316	$104,528	$88,006	$86,666	$85,921

Earnings as defined:
Net Income	$131,888	$153,281	$174,319	$201,604	$158,977	$157,784
Add:
Income Taxes	70,076	88,951	92,297	89,736	52,616	$50,307
Fixed charges as above	140,394	122,010	103,522	86,665	85,325	84,580

Total earnings, as defined	$342,358	$364,242	$370,138	$378,005	$296,918	$292,671

Ratio of earnings to fixed charges, as defined	2.44	2.99	3.58	4.36	3.48	3.46

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.42	2.95	3.54	4.30	3.43	3.41

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.